SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 20, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Repurchase of Shares Under Normal Course Issuer Bid

Calgary, Alberta, April 19, 2005 — Shaw Communications Inc. announced today that it has recently repurchased a total of 4,350,000 Class B Non-Voting Participating Shares for cancellation pursuant to its normal course issuer bid. These repurchases are consistent with the Company’s intention to place a greater priority on repurchasing shares over the next 12 month period.

The recent number of shares repurchased represents under 2.0% of the Class B Non-Voting Participating Shares outstanding, and this brings the fiscal year-to-date total to 5,484,600 Class B Non-Voting Participating Shares that are to be cancelled under the Company’s normal course issuer bid. Dependent upon market conditions, the Company may repurchase additional shares in accordance with the applicable rules of the Toronto Stock Exchange.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone and satellite direct-to-home (“DTH”) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX – SJR.NV.B, NYSE – SJR).

For further information, please contact:

Shaw Communications Inc.
403-750-4500

www.shaw.ca